UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Arbe Robotics Ltd.

(Name of Issuer)

ORDINARY SHARES, NIS 0.000216 PAR VALUE PER SHARE

(Title of Class of Securities)

M1R95N 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS CEL Catalyst Mobility Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,612,586
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,612,586
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.31%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS CEL Catalyst China Israel Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,612,586
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,612,586

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.31%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Catalyst CEL Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,612,586
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,612,586

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.31%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Yair Shamir
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A citizen of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,612,586
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,612,586

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.31%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Shengyan Fan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A citizen of Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,612,586
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,612,586

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,612,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.31%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.	Issuer

(a)	Name of Issuer: Arbe Robotics Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	CEL Catalyst Mobility Ltd., a Cayman Islands limited company (“CEL”).

(ii)	CEL Catalyst China Israel Fund L.P., a Cayman Islands limited partnership (“CEL China Israel LP”).

(iii)	Catalyst CEL Fund L.P., a Cayman Islands limited partnership (“CEL LP”).

(iv)	Yair Shamir, a citizen of Israel (“Mr. Shamir”). Mr. Shamir is a director of the Issuer.

(v)	Shengyan Fan, a citizen of Hong Kong (“Mr. Fan”).

The address of the principal business office of each of the reporting persons is 28 HaArbaa St., Tel Aviv, Israel 647925.

(d)	Title of Class of Securities: Ordinary Shares, NIS 0.000216 par value per share, (the “Ordinary Shares”)

(e)	CUSIP Number:

M1R95N 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 8 of 9 Pages

Item 4.	Ownership.

(a) and (b)

Amount beneficially owned:

(i)	CEL Catalyst Mobility Ltd. directly owns 4,612,586 Ordinary Shares, which represents approximately 7.31% of the outstanding shares of Ordinary Shares.

(ii)	CEL Catalyst Mobility Ltd. is held directly by both CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P.

(iii)	Mr. Shamir is a director of CEL Catalyst Mobility Ltd., and, as a director of CEL Catalyst Mobility Ltd., has joint power, with Mr. Fan, to vote and dispose of securities owned by CEL Catalyst Mobility Ltd. Mr. Shamir disclaims any beneficial ownership of the reported shares except to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(iv)	Mr. Fan is a director of CEL Catalyst Mobility Ltd., and, as a director of CEL Catalyst Mobility Ltd., has joint power, with Mr. Shamir, to vote and dispose of securities owned by CEL Catalyst Mobility Ltd. Mr. Fan but disclaims any beneficial ownership of the reported shares except to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(c)	Number of shares as to which such person has:

	Number of Ordinary Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
CEL Catalyst Mobility Ltd.	4,612,586	0	4,612,586	0
CEL Catalyst China Israel Fund L.P	0	4,612,586	0	4,612,586
Catalyst CEL Fund L.P.	0	4,612,586	0	4,612,586
Yair Shamir	0	4,612,586	0	4,612,586
Shengyan Fan	0	4,612,586	0	4,612,586

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 63,067,693 ordinary shares outstanding as of March 28, 2022, as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M1R95N 100	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2022

CEL Catalyst Mobility Ltd.

By:	/s/ Yair Shamir
Yair Shamir, Director

By:	/s/ Yair Shamir
Yair Shamir, Director

CEL Catalyst China Israel Fund L.P.

By:	/s/ Shengyan Fan

Catalyst CEL Fund L.P.

By:	/s/ Yair Shamir

/s/ Yair Shamir

/s/ Shengyan Fan

EXHIBIT 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: April 28, 2022

CEL Catalyst Mobility Ltd.

By:	/s/ Yair Shamir
Yair Shamir, Director

By:	/s/ Shengyan Fan
Shengyan Fan, Director

CEL Catalyst China Israel Fund L.P.

By:	/s/ Shengyan Fan

Catalyst CEL Fund L.P.

By:	/s/ Yair Shamir

/s/ Yair Shamir

/s/ Shengyan Fan